Exhibit II

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This public notice relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Translation of Japanese original

[Minutes of Conference Call]
Kirin’s Announcement of Share Exchange to Acquire 100% of ME

Event Date/Time:	Friday, August 27, 2010, 15:30 - 15:40 JST
Participants from Kirin Holdings:	Senji Miyake - President & CEO
Hirotake Kobayashi - Managing Director

Glossary
KH: Kirin Holdings Company, Limited
ME: Mercian Corporation

•
Please elaborate on the future efforts of KH to restore the confidence to ME given the impact on their business of the discovery of the incident in ME.  Also, will KH’s governance policies governing other subsidiaries and affiliates change following the incident?

Following the final recommendation of the ME third party committee, ME has designated penalties on the executives of ME on the grounds that they should be responsible for negligence although they were not involved in the inappropriate trading practices by themselves. The incident seriously harmed the corporate value of ME and the implication to the capital market was significant. KH will also do its best with ME to restore an effective corporate governance of the KH group. Turning ME into KH’s wholly owned subsidiary will be beneficial to the minority shareholders as well for this reason.

As for the second question, KH were not just standing by doing nothing when ME’s in-house investigation committee and the third party committee published their interim reports. We have been eagerly reviewing the governance structure within our group. Establishing an effective governance structure matters most and it does not matter if a group company under scrutiny is a wholly owned subsidiary, a listed entity, or a firm just recently joined the KH Group. KH has also established a third party committee to reassess the internal control status of the group companies from the ground up. The committee is reviewing action items taking into account the final report by ME third party committee. The KH third party committee is scheduled to publish its report in November this year.

•	Was there any impact on ME’s wine business of the incident?

ME has achieved profit in wine business for the first time this first half since 1998 backed up by the tie-up with Kirin Merchandising, which sustains robust financials this half as well.

END